

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 9, 2017

David M. Khani
Chief Financial Officer
CONE Midstream GP LLC
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

> **Re: CONE Midstream Partners LP**
> **Registration Statement on Form S-3**
> **Filed May 17, 2017**
> **File No. 333-218055**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 16, 2017**
> **File No. 001-36635**

Dear Mr. Khani:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement on Form S-3, we have limited our review of your registration statement to the issue we have addressed in our comment. With respect to your Form 10-K for the fiscal year ended December 31, 2016, please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2016. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Form 10-K for the Fiscal Year Ended December 31, 2016

Consolidated Statements of Partners' Capital and Noncontrolling Interest
Consolidated Statements of Cash Flows

2. Reference is made to the line item Partner and noncontrolling interest holder activity. Please tell us the nature of the transactions and related amounts included in this line item and your consideration of disclosing a description of the transactions and related amounts comprising the activity. See ASC 850-10-50.

Notes to the Consolidated Financial Statements

Note 4 – Related Party, page 80

3. Please tell us your consideration of disclosing how you accounted for the acquisition of the remaining 25% noncontrolling interest in the Anchor systems from CONE Gathering. In your response please address how you recognized the difference between the consideration paid and the related carrying value of the noncontrolling interest acquired. See ASC 805-50-50.

Form 8-K filed February 16, 2017

Exhibit 99.1

4. Reference is made to your disclosure of expected full year Adjusted EBITDA and distributable cash flow. In future filings please present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP) and a reconciliation (by schedule or other clearly understandable method), to the extent available without unreasonable effort, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products